As filed with the Securities and Exchange Commission on June 23, 2026
1933 Act File No. 333-295907

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. ____	☐
Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

CARILLON SERIES TRUST
(Exact Name of Registrant as Specified in Charter)

880 Carillon Parkway
St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Number, Street, City, State, Zip Code)
Registrant’s Area Code and Telephone Number: (727) 567-8143

SUSAN L. WALZER, PRESIDENT & PRINCIPAL EXECUTIVE OFFICER
880 Carillon Parkway
St. Petersburg, FL 33716
(Name and Address of Agent for Service) (Number and Street, City, State, Zip Code)
Copy to:
KATHY KRESCH INGBER, ESQ.
K&L Gates LLP
1601 K Street, NW
Washington, D.C. 20006-1600

Approximate Date of Proposed Public Offering:  As soon as practicable after this filing becomes effective.

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Title of securities being registered: shares of beneficial interest in the series of the Registrant designated as the RJ ClariVest Capital Appreciation ETF.

No filing fee is required because the registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of shares (File Nos. 033-57986 and 811-07470).

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-295907) of Carillon Series Trust (“Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement setting forth the exhibits to the Registration Statement, along with exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C. OTHER INFORMATION

Item 15. Indemnification.
See (i) the Amended and Restated Declaration of Trust (the “Declaration of Trust”) of Carillon Series Trust (the “Trust” or the “Registrant”), dated August 16, 2024, attached as Exhibit (a)(ii) to Post-Effective Amendment No. 114 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-57986 and 811-07470) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2025 (“PEA No. 114”), and (ii) the Amended and Restated By-Laws, dated August 16, 2024 (the “By-Laws”), attached as Exhibit (b) to PEA No. 114.

Article IX, Section 9.2 of the Trust’s Agreement and Declaration of Trust provides that:

(a) Subject to the exceptions and limitations contained in paragraph (b) below, every person who is or has been a Trustee or an officer or employee of the Trust or is or was serving at the request of the Trust as a trustee, director, officer, employee or agent of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof. As used herein, the words “claim”, “action”, “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal, investigative or other, including appeals), actual or threatened, and the words “liability” and “expenses” shall include, without limitation, attorney’s fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities whatsoever.

(b) To the extent required under the 1940 Act, but only to such extent, no indemnification shall be provided hereunder to a Covered Person: (i) who shall have been adjudicated by a court or body before which the proceeding was brought to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties expressly set forth herein; or (ii) in the event of a settlement, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (A) by the court or other body approving the settlement, (B) by at least a majority of those Trustees who are neither interested persons of the Trust nor parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry), or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(c) To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the person or persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

(d) To the maximum extent permitted by law, expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in paragraph (a) of this Section 9.2 shall be paid by the Trust from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust if it is ultimately determined that he is not entitled to indemnification under this Section 9.2; provided, however, that any such advancement will be made in accordance with any conditions required by the Commission. The advancement of any expenses pursuant to this paragraph (d) shall under no circumstances be considered a “loan” under the Sarbanes-Oxley Act of 2002 or for any other reason.

(e) Any repeal or modification of this Article IX or adoption or modification of any other provision of this Declaration of Trust inconsistent with this Article IX shall be prospective only to the extent that such repeal or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification or right to advancement of expenses available to any Covered Person with respect to any act or omission that occurred prior to such repeal, modification or adoption.

(f) Notwithstanding any other provision in this Declaration of Trust to the contrary, any liability and/or expense against which any Covered Person is indemnified under this Section 9.2 and any advancement of expenses that any Covered Person is entitled to be paid under paragraph (d) shall be deemed to be joint and several obligations of the Trust and each Series, and the assets of the Trust and each Series shall be subject to the claims of any Covered Person therefor under this Article IX; provided that (i) any such liability, expense or obligation may be allocated and charged by the Trustees between or among the Trust and/or any one or more Series (and Classes) in such manner as the Trustees in their sole discretion deem fair and equitable; and (ii) the Trustees may determine that any such liability, expense, or obligation should not be allocated to one or more Series (and Classes), and such Series or Classes shall not be liable therefor as provided under Section 3.2(a).

(g) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

(h) Nothing contained herein shall affect any rights to indemnification to which any Covered Person or other person may be entitled by contract or otherwise under law or prevent the Trust from entering into any contract to provide indemnification to any Covered Person or other person. Without limiting the foregoing, the Trust may, in connection with any transaction permitted by this Declaration of Trust, including the acquisition of assets subject to liabilities or a merger or consolidation pursuant to Section 10.2 hereof, assume the obligation to indemnify any person, including a Covered Person, or otherwise contract to provide such indemnification, and such indemnification shall not be subject to the terms of this Article IX unless otherwise required under applicable law.

Article IX, Section 9.1 of the Trust’s Agreement and Declaration of Trust further provides that:

(a) Except as required by the 1940 Act, no Trustee, officer, employee or agent of the Trust shall owe any fiduciary duties to the Trust or any Series or to any Shareholder or any other person. The Trustees, officers, employees and agents of the Trust shall only have the duty to perform their respective obligations expressly set forth herein in a manner that does not constitute willful misfeasance, bad faith, gross negligence or reckless disregard of their respective duties as a Trustee, officer, employee or agent expressly set forth in this Declaration of Trust.

(b) To the extent that, at law (common or statutory) or in equity, the Trustees, officers, employees or agents of the Trust otherwise have duties (including fiduciary duties) and liabilities relating thereto, such duties (including fiduciary duties) and liabilities are eliminated and replaced by the duties and liabilities of the Trustees, officers, employees and agents of the Trust as expressly set forth herein

(c) Except as otherwise expressly set forth herein, the officers, employees and agents of the Trust shall not have any personal liability to any person other than the Trust or its Shareholders for any act, omission or obligation of the Trust or any Trustee. No officer, employee or agent of the Trust shall be liable to the Trust or its Shareholders for any act or omission or any conduct whatsoever; provided that nothing contained herein shall protect any officer, employee or agent against any liability to the Trust or its Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties as an officer, employee or agent as expressly set forth herein.

(d) A Trustee shall be liable for his own willful misfeasance, bad faith, gross negligence or reckless disregard of his duties expressly set forth herein, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or law. Subject to the foregoing: (i) the Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any other person, including any officer, agent, employee, independent contractor or consultant, nor shall any Trustee be responsible for the act or omission of any other Trustee; (ii) the Trustees may rely upon advice of legal counsel or other experts and shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice; and (iii) the Trustees shall be entitled to rely upon the records of the Trust and upon information, opinions, reports or statements presented by another Trustee or any officer, employee or agent of the Trust, or by any other person, as to matters reasonably believed to be within such person’s professional or expert competence. The appointment, designation or identification of a Trustee as an expert on any topic or in any area (including an audit committee financial expert), or any other special appointment, designation or identification of a Trustee, shall not impose on that Trustee any standard of care or liability that is greater than that imposed on him as a Trustee in the absence of the appointment, designation or identification, and no Trustee who has special skills or expertise, or is appointed, designated or identified as aforesaid, shall be held to a higher standard of care by virtue thereof. The Trustees shall not be required to give any bond as such, nor any surety if a bond is obtained.

According to Article XI, Section 11.1 of the Trust’s Declaration of Trust, the Trust is a trust, not a partnership. Trustees are not liable personally to any person extending credit to, contracting with or having any claim against the Trust or any Series. A Trustee, however, is not protected from liability due to willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Paragraph 8 of the Investment Advisory Agreement with respect to the Exchange-Traded Funds provides that Carillon Tower shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust or any Series, and its or their shareholders, in connection with the matters to which the Advisory Agreement relate except a loss resulting from the willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under the Advisory Agreement. Any person, even though also an officer, director, partner, employee, or agent of Carillon Tower, who may be or become an officer, Board member, employee or agent of the Trust shall be deemed, when rendering services to the Trust or any Series or acting in any business of the Trust or such Series, to be rendering such services to or acting solely for the Trust or such Series and not as an officer, director, partner, employee, or agent or one under the control or direction of Carillon Tower even though paid by it.

Paragraph 9 of the Subadvisory Agreement with ClariVest provides that, in the absence of its willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties hereunder, the Subadviser shall not be subject to any liability to Carillon Tower, the Trust or their directors, Trustees, officers or shareholders, for any act or omission in the course of, or connected with, rendering services under the Subadvisory Agreement. However, the Subadviser shall indemnify and hold harmless such parties from any and all claims, losses, expenses, obligations and liabilities (including reasonable attorneys’ fees) which arise or result from the Subadviser’s willful misfeasance, bad faith, gross negligence or reckless disregard of its duties under the Subadvisory Agreement.

Paragraph 14 of the Subadvisory Agreement with Tidal Investments LLC provides that:

14.1.     The Subadviser shall exercise due care and diligence and use the same skill and care in providing its services hereunder as it uses in providing services to other investment companies, accounts and customers, but the Subadviser and its affiliates and their respective agents, control persons, directors, officers, employees, supervised persons and access persons shall not be liable for any action taken or omitted to be taken by the Subadviser in the absence of willful misfeasance, bad faith, negligence or reckless disregard of its duties. Notwithstanding the foregoing, federal securities laws and certain state laws impose liabilities under certain circumstances on persons who have acted in good faith, and therefore nothing herein shall in any way constitute a waiver or limitation of any right which the Trust, a Fund or any shareholder of a Fund may have under any federal securities law or state law the applicability of which is not permitted to be contractually waived.

14.2.     The Subadviser shall indemnify the Trust, each Fund, the Manager and each of their respective affiliates, agents, control persons, directors, members of the Board, officers, employees and shareholders (the “Manager Indemnified Parties”) against, and hold them harmless from, any costs, expense, claim, loss, liability, judgment, fine, settlement or damage (including reasonable legal and other expenses) (collectively, “Losses”) arising out of any claim, demands, actions, suits or proceedings (civil, criminal, administrative or investigative) asserted or threatened to be asserted by any third party (collectively, “Proceedings”) in so far as such Loss (or actions with respect thereto) arises out of or is based upon: (i) any material misstatement or omission of a material fact in information regarding the Subadviser furnished in writing to the Manager by the Subadviser for use in the Registration Statement, proxy materials or reports filed with the SEC; or (ii) the willful misfeasance, bad faith, negligence, or reckless disregard of obligations or duties of the Subadviser in the performance of its duties under this Agreement (collectively, “Subadviser Disabling Conduct”).

14.3.     Notwithstanding anything to the contrary contained herein, the Subadviser, its affiliates and their respective agents, control persons, directors, partners, officers, employees, supervised persons and access persons shall not be liable to, nor shall they have any indemnity obligation to, the Manager, any Designee, their respective officers, directors, agents, employees, controlling persons or shareholders or to a Fund, Trust or their shareholders for: (i) any material misstatement or omission of a material fact in a Fund’s Prospectus, Registration Statement, proxy materials or reports filed with the SEC, unless and to the extent such material misstatement or omission was made in reliance upon, and is consistent with, the information furnished to the Manager by or on behalf of the Subadviser specifically for use therein; (ii) any action taken or failure to act in good faith reliance upon (A) information, instructions or requests, whether oral or written, with respect to a Fund made to the Subadviser by a duly authorized officer of the Manager, a Designee, or the Trust; (B) the advice of counsel to the Trust; or (C) any written instruction of the Board; or (iii) acts of the Subadviser which are the result of or arise from acts or omissions of the Manager or a Designee, including, but not limited to, a failure of the Manager or a Designee to provide accurate and current information with respect to any records maintained by Manager or a Designee, which records are not also maintained by the Subadviser; provided, however, that the limitations on the Subadviser’s liability and indemnification obligations described in (i) through (iii) above shall not apply with respect to, and to the extent, any portion of liability is attributable to Subadviser Disabling Conduct.

14.4.     The Subadviser shall not be deemed by virtue of this Agreement to have made any representation or warranty that any level of investment performance or level of investment results, either relative or absolute, will be achieved.

14.5.     For the avoidance of doubt, neither Fund shareholders nor the members of the Board shall be personally liable under this Agreement.

14.6.     The Manager shall indemnify the Subadviser and each of its respective affiliates, agents, control persons, directors, officers, employees and shareholders (the “Subadviser Indemnified Parties”) against, and hold them harmless from, any Losses arising out of any Proceedings in so far as such Loss (or actions with respect thereto) arises out of or is based upon: (i) any material misstatement or omission of a material fact in information regarding the Manager furnished by or on behalf of the Manager in writing for use in the Registration Statement, proxy materials or reports filed with the SEC; or (ii) the willful misfeasance, bad faith, negligence, or reckless disregard of obligations or duties of the Manager or a Designee in the performance of their respective duties under this Agreement (collectively, “Manager Disabling Conduct”).

14.7.     Notwithstanding anything to the contrary contained herein, the Manager, its affiliates and their respective agents, control persons, directors, partners, officers, employees, supervised persons and access persons shall not be liable to, nor shall they have any indemnity obligation to, any Subadviser Indemnified Party for: (i) any material misstatement or omission of a material fact in a Fund’s Prospectus, Registration Statement, proxy materials or reports filed with the SEC, to the extent such material misstatement or omission was made in reliance upon, and is consistent with, the information furnished to the Manager by or on behalf of the Subadviser specifically for use therein; (ii) any action taken or failure to act in good faith reliance upon acts or omissions of the Subadviser or which results from or is based upon acts or omissions of the Subadviser, including, but not limited to, a failure of the Subadviser to provide accurate and current information with respect to any records maintained by Subadviser; provided, however, that the limitations on the Manager’s liability and indemnification obligations described in this Section 14.7 shall not apply with respect to, and to the extent, that portion of liability that is attributable to Manager Disabling Conduct.

14.8.     The Manager shall not be deemed by virtue of this Agreement to have made any representation or warranty that any level of investment performance or level of investment results, either relative or absolute, will be achieved.

Paragraph 6 of the Distribution Agreement with Quasar Distributors, LLC states that:

(a) The Trust agrees to indemnify and hold free and harmless the Distributor, its affiliates and each of their respective directors, officers and employees and agents and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act (any of the Distributor, its officers, employees, agents and directors or such control persons, for purposes of this paragraph, a “Distributor Indemnitee”) against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages or expense and reasonable outside counsel fees incurred in connection therewith) (“Losses”) that a Distributor Indemnitee may incur arising out of or based upon: (i) any willful misfeasance, bad faith, or gross negligence of the Trust or any Trust Indemnitee (as defined below) in connection with its duties, representations or responsibilities in this Agreement; (ii) any claim that the Registration Statement, shareholder reports, and Marketing Materials specifically approved by the Trust and an ETF Fund’s investment adviser(s) and filed or made public by or on behalf of the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein (and in the case of the Prospectus, in light of the circumstances under which they were made) not misleading under the 1933 Act, or any other statute or the common law, unless such statement or omission was made in reasonable reliance upon, and in conformity with, information furnished to the Trust, in writing, by the Distributor for use in the Registration Statement; (iii) the material breach by the Trust of any obligation, representation or warranty contained in this Agreement; or (iv) the Trust’s failure to comply in any material respect with applicable securities laws including SEC and FINRA regulations, unless such failure is related to the willful misfeasance, bad faith or gross negligence of the Distributor. The Distributor shall act in good faith and in a commercially reasonable manner to mitigate any Losses it may suffer to the extent possible.

(b) The Distributor agrees to indemnify and hold harmless the Trust and each of its Trustees and officers and any person who controls the Trust within the meaning of Section 15 of the 1933 Act (for purposes of this paragraph, the Trust and each of its Trustees and officers and its controlling persons are collectively referred to as the “Trust Indemnitees”) against any Losses arising out of or based upon (i) any willful misfeasance, bad faith or gross negligence of the Distributor or any of its Distributor Indemnitee in connection with its duties, representations or responsibilities pursuant to this Agreement; (ii) the material breach of any obligation, representation or warranty contained in this Agreement by the Distributor; (iii) the Distributor’s failure to comply in any material respect with applicable securities laws, including applicable SEC and FINRA regulations; or (iv) any allegation that the Registration Statement, shareholder reports, any information or materials relating to the ETF Funds (as described in Section 3(f)) or other information filed or made public by or on behalf of the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein (and in the case of the Prospectus, in light of the circumstances under which they were made) not misleading under the 1933 Act, or any other statute or the common law, insofar as such statement or omission was made in reasonable reliance upon, and in conformity with information furnished to the Trust, in writing, by the Distributor for use in the Registration Statement. The Trust shall act in good faith and in a commercially reasonable manner to mitigate any Losses it may suffer to the extent possible.

In no case (i) is the indemnification described in Sections 6(a) and 6(b) above provided by an indemnifying party to be deemed to protect it against any liability the indemnified party would otherwise be subject to by reason of its own willful misfeasance, bad faith, fraud or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement, or (ii) is the indemnifying party to be liable under the indemnity agreement contained in this Section with respect to any claim made against any indemnified party unless the indemnified party notifies the indemnifying party in writing of the claim within a reasonable time after the summons or other first written notification giving information of the nature of the claim shall have been served upon the indemnified party (or after the indemnified party shall have received notice of service on any designated agent).

Notwithstanding the foregoing, failure to notify the indemnifying party of any claim shall not relieve the indemnifying party from any liability that it may have to the indemnified party against whom such action is brought, on account of this Section, unless failure or delay to so notify the indemnifying party prejudices the indemnifying party’s ability to defend against such claim. The indemnifying party shall be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce the claim, but if the indemnifying party elects to assume the defense, the defense shall be conducted by counsel chosen by it and satisfactory to the indemnified party. In the event that indemnifying party elects to assume the defense of any suit and retain counsel, the indemnified party shall bear the fees and expenses of any additional counsel retained by the indemnified party. If the indemnifying party does not elect to assume the defense of any suit, it will reimburse the indemnified party for the reasonable fees and expenses of any counsel retained by them. The indemnifying party agrees to notify the indemnified party promptly of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the purchase or redemption of any of the Creation Units or the Shares.

(c) No indemnified party shall settle any claim against it for which it intends to seek indemnification from the indemnifying party, under the terms of Section 6(a) or 6(b) above, without prior written notice to and consent from the indemnifying party, which consent shall not be unreasonably withheld. No indemnified or indemnifying party shall settle any claim unless the settlement contains a full release of liability with respect to the other party in respect of such action. This Section 6 shall survive the termination of this Agreement.

(d) The Trust acknowledges and agrees that as part of its duties, Distributor will negotiate and enter into AP Agreements with certain Authorized Participants for the purchase and redemption of Creation Units. The APs may insert and require that Distributor agree to certain representations, undertakings and indemnifications that are not included in the form-of AP Agreement (“Non-Standard Representations”). The Distributor will submit to the Trust or its counsel for review, comment and approval prior to execution by the Distributor, any AP Agreement with such Non-Standard Representations and any other AP Agreement containing material changes from the “form of” AP Agreement as approved by the Trust (each, a “Non-Standard AP Agreement”). For avoidance of doubt, so long as a Non-Standard AP Agreement was executed by the Distributor only in accordance with this Section 6(d), the Trust shall indemnify, defend and hold the Distributor Indemnitees harmless from and against Losses arising out of any Non-Standard AP Agreement. In no event shall anything contained herein be so construed as to protect the Distributor Indemnitees against any liability to the Trust or its shareholders to which the Distributor Indemnitees would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of Distributor’s obligations or duties under the Non-Standard AP Agreement or by reason of Distributor’s reckless disregard of its obligations or duties under the Non-Standard AP Agreement.

(e) Notwithstanding anything contained herein to the contrary, neither party shall be liable to the other party for any indirect, special or consequential damages (“Indirect Damages”); provided that the foregoing limitation shall not apply with respect to Indirect Damages arising out of or relating to that party’s fraud or willful misconduct.

Paragraph 12 of the Administration Agreement with respect to the Exchange-Traded Funds states that the Administrator shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust or any Series, and its or their shareholders in connection with the matters to which the Administration Agreement relate except a loss resulting from the willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under the Administration Agreement. Any person, even though also an officer, director, partner, employee, or agent of the Administrator, who may be or become an officer, board member, employee or agent of the Trust shall be deemed, when rendering services to the Trust or any Series or acting in any business of the Trust or such Series, to be rendering such services to or acting solely for the Trust or such Series and not as an officer, director, partner, employee, or agent or one under the control or direction of the Administrator even though paid by it.

Section 6 of the Sub-Administration Servicing Agreement with U.S. Bancorp Fund Services, LLC ("USBFS") with respect to the Exchange-Traded Funds, provides that:

A.
USBFS shall exercise reasonable care in the performance of its duties under this Agreement.  USBFS nor any of its affiliates shall be liable for any error of judgment; mistake of law; fraud or misconduct by the Administrator; or for any loss suffered by the Administrator in connection with USBFS’ duties under this Agreement, including losses resulting from mechanical breakdowns or the failure of communication or power supplies beyond USBFS’ control, except a loss arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement (other than where such compliance would violate applicable law) or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement.  Notwithstanding any other provision of this Agreement, if USBFS has exercised reasonable care in the performance of its duties under this Agreement, the Administrator shall indemnify and hold harmless USBFS and its affiliates from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that USBFS or its affiliates may sustain or incur or that may be asserted against USBFS or its affiliates by any person arising out of any action taken or omitted to be taken by it in performing the services hereunder (i) in accordance with the foregoing standards, or (ii) in reliance upon any written or oral instruction provided to USBFS by any duly authorized officer of the Administrator, except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement (other than where such compliance would violate applicable law) or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement.  This indemnity shall be a continuing obligation of the Administrator, its successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the term “USBFS” shall include USBFS’ directors, officers and employees.

USBFS and its affiliates shall indemnify and hold the Administrator harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that the Administrator may sustain or incur or that may be asserted against the Administrator by any person arising out of or related to any action taken or omitted to be taken by USBFS or its affiliates as a result of USBFS’ or its affiliates’ refusal or failure to comply with the terms of this Agreement, or from USBFS’ or its affiliates’ bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement.  This indemnity shall be a continuing obligation of USBFS and its affiliates, their successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the term “Administrator” shall include the Administrator’s trustees, officers and employees.

In no case shall either party be liable to the other for (i) any special, indirect or consequential damages, loss of profits or goodwill (even if advised of the possibility of such), or (ii) any delay by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots, or failure beyond its control of transportation or power supply.

In the event of a mechanical breakdown or failure of communication or power supplies beyond its reasonable control, USBFS shall take all reasonable steps to minimize service interruptions for any period that such interruption continues.  USBFS shall as promptly as possible under the circumstances notify the Administrator in the event of any service interruption that impacts USBFS’ services under this Agreement.  USBFS will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of USBFS as soon as practicable.  USBFS agrees that it shall, at all times, have reasonable business continuity and disaster recovery contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available.  Representatives of the Administrator shall be entitled to inspect USBFS’ premises and operating capabilities and the books and records maintained on behalf of the Administrator at any time during regular business hours of USBFS, upon reasonable notice to USBFS.  Moreover, USBFS shall provide the Administrator, at such times as the Administrator may reasonably require, copies of reports rendered by independent accountants on the internal controls and procedures of USBFS relating to the services provided by USBFS under this Agreement.

Notwithstanding the above, USBFS reserves the right to reprocess and correct administrative errors at its own expense. USBFS shall promptly notify the Administrator upon discovery of any administrative error and shall consult with the Administrator about the actions it intends to take to correct the error prior to taking such actions.

B.
In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification. The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification.  In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section.  The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor’s prior written consent.

C.	The indemnity and defense provisions set forth in this section shall indefinitely survive the termination and/or assignment of this Agreement.

D.	If USBFS is acting in another capacity for the Administrator pursuant to a separate agreement, nothing herein shall be deemed to relieve USBFS of any of its obligations in such other capacity.

E.
In conjunction with the tax services provided to the Fund by USBFS hereunder, USBFS shall not be deemed to act as an income tax return preparer for any purpose including as such term is defined under Section 7701(a)(36) of the IRC, or any successor thereof.  Any information provided by USBFS to a Fund for income tax reporting purposes with respect to any item of income, gain, loss, or credit will be performed solely in USBFS’ administrative capacity. USBFS shall not be required to determine, and shall not take any position with respect to whether, the reasonable belief standard described in Section 6694 of the IRC has been satisfied with respect to any income tax item.  Each Fund, and any appointees thereof, shall have the right to inspect the transaction summaries produced and aggregated by USBFS, and any supporting documents thereto, in connection with the tax reporting services provided to each Fund by USBFS.  USBFS shall not be liable for the provision or omission of any tax advice with respect to any information provided by USBFS to a Fund. The tax information provided by USBFS shall be pertinent to the data and information made available to USBFS, and is neither derived from nor construed as tax advice.

Article X of the Custody Agreement with U.S. Bank, N.A. with respect to the Exchange-Traded Funds, provides that

10.01    Indemnification by Trust.  The Trust shall indemnify and hold harmless the Custodian, any Sub-Custodian and any nominee thereof (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) from and against any and all claims, demands, losses, reasonable expenses and liabilities of any and every nature (including reasonable attorneys' fees) that an Indemnified Party may sustain or incur or that may be asserted against an Indemnified Party by any person arising directly or indirectly (i) from the fact that Securities are registered in the name of any such nominee, (ii) from any action taken or omitted to be taken by the Custodian or such Sub-Custodian (a) at the request or direction of or in reliance on the advice of the Trust, or (b) upon Written Instructions, or (iii) from the performance of its obligations under this Agreement or any sub-custody agreement, provided that neither the Custodian nor any such Sub-Custodian shall be indemnified and held harmless from and against any such claim, demand, loss, expense or liability arising out of or relating to its refusal or failure to comply with the terms of this Agreement (or any sub-custody agreement), or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement (or any sub-custody agreement), or from any allegations that the Trust misappropriates, infringes and/or violates any intellectual property right of any party.  This indemnity shall be a continuing obligation of the Trust, its successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the terms “Custodian” and “Sub-Custodian” shall include their respective directors, officers and employees.

10.02    Indemnification by Custodian.  The Custodian shall indemnify and hold harmless the Trust from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that the Trust may sustain or incur or that may be asserted against the Trust by any person arising directly or indirectly out of any action taken or omitted to be taken by an Indemnified Party as a result of the Indemnified Party’s refusal or failure to comply with the terms of this Agreement (or any sub-custody agreement), or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement (or any sub-custody agreement), or from any allegations that the services provided by the Custodian misappropriate, infringe and/or violate any intellectual property right of any party.  This indemnity shall be a continuing obligation of the Custodian, its successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the term “Trust” shall include the Trust’s trustees, officers and employees.

10.03    Security.  If the Custodian advances cash or Securities to a Fund for any purpose, either at the Trust's request or as otherwise contemplated in this Agreement, or in the event that the Custodian or its nominee incurs, in connection with its performance under this Agreement, any claim, demand, loss, expense or liability (including reasonable attorneys' fees) (except such as may arise from its or its nominee's bad faith, negligence or willful misconduct), then, in any such event, any property at any time held for the account of a Fund shall be security therefor, and should a Fund fail promptly to repay or indemnify the Custodian within 30 days of the parties’ agreement as to the amount owed, the Custodian shall be entitled to utilize available cash of such Fund and to dispose of other assets of such Fund to the extent necessary to obtain reimbursement or indemnification.

10.04    Miscellaneous.

Neither party to this Agreement shall be liable to the other party for consequential, special or punitive damages under any provision of this Agreement.

The indemnity provisions of this Article shall indefinitely survive the termination and/or assignment of this Agreement.

In order that the indemnification provisions contained in this Article X shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification. The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification.  In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this Article X.  The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor’s prior written consent.

Section 7 of the Transfer Agent Servicing Agreement with USBFS with respect to the Exchange-Traded Funds, provides that:

A.
USBFS shall exercise reasonable care in the performance of its duties under this Agreement. Neither USBFS nor any of its affiliates shall be liable for any error of judgment; mistake of law; fraud or misconduct by the Trust or any Fund; or for any loss suffered by the Trust, or a Fund, in connection with USBFS’ duties under this Agreement, including losses resulting from mechanical breakdowns or the failure of communication or power supplies beyond USBFS’ control, except a loss arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement (other than where such compliance would violate applicable law) or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement.  Notwithstanding any other provision of this Agreement, if USBFS has exercised reasonable care in the performance of its duties under this Agreement, the Trust shall indemnify and hold harmless USBFS and its affiliates from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that USBFS or its affiliates may sustain or incur or that may be asserted against USBFS or its affiliates by any person arising out of any action taken or omitted to be taken by it in performing the services hereunder (i) in accordance with the foregoing standards, or (ii) in reliance upon any written or oral instruction provided to USBFS by any duly authorized officer of the Trust, except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement (other than where such compliance would violate applicable law) or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement.  This indemnity shall be a continuing obligation of the Trust, its successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the term “USBFS” shall include USBFS’ directors, officers and employees.

USBFS and its affiliates shall indemnify and hold the Trust harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that the Trust may sustain or incur or that may be asserted against the Trust by any person arising out of or related to any action taken or omitted to be taken by USBFS or its affiliates as a result of USBFS’ or its affiliates’ refusal or failure to comply with the terms of this Agreement, or from USBFS’ or its affiliates’ bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement.  This indemnity shall be a continuing obligation of USBFS and its affiliates, their successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the term “Trust” shall include the Trust’s trustees, officers and employees.

In no case shall either party be liable to the other for (i) any special, indirect or consequential damages, loss of profits or goodwill (even if advised of the possibility of such), or (ii) any delay by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots, or failure beyond its control of transportation or power supply.

In the event of a mechanical breakdown or failure of communication or power supplies beyond its control, USBFS shall take all reasonable steps to minimize service interruptions for any period that such interruption continues.  USBFS shall as promptly as possible under the circumstances notify the Trust in the event of any service interruption that impacts USBFS’ services under this Agreement.  USBFS will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of USBFS as soon as practicable.  USBFS agrees that it shall, at all times, have reasonable business continuity and disaster recovery contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available.  Representatives of the Trust shall be entitled to inspect USBFS’ premises and operating capabilities and the books and records maintained on behalf of the Trust at any time during regular business hours of USBFS, upon reasonable notice to USBFS.  Moreover, USBFS shall provide the Trust, at such times as the Trust may reasonably require, copies of reports rendered by independent accountants on the internal controls and procedures of USBFS relating to the services provided by USBFS under this Agreement.

Notwithstanding the above, USBFS reserves the right to reprocess and correct administrative errors at its own expense.  USBFS shall promptly notify the Trust upon discovery of any administrative error, and shall consult with the Trust about the actions it intends to take to correct the error prior to taking such actions.

B.
In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification.  The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification.  In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section.  The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor’s prior written consent.

C.	The indemnity and defense provisions set forth in this section shall indefinitely survive the termination and/or assignment of this Agreement.

D.	If USBFS is acting in another capacity for the Trust pursuant to a separate agreement, nothing herein shall be deemed to relieve USBFS of any of its obligations in such other capacity.

Section 9 of the Fund Accounting Servicing Agreement with USBFS with respect to the Exchange-Traded Funds, provides that

A.
USBFS shall exercise reasonable care in the performance of its duties under this Agreement.  Neither USBFS nor any of its affiliates shall be liable for any error of judgment; mistake of law; fraud or misconduct by the Trust or any Fund; or for any loss suffered by the Trust or a Fund in connection with USBFS’ duties under this Agreement, including losses resulting from mechanical breakdowns or the failure of communication or power supplies beyond USBFS’ control, except a loss arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement (other than where such compliance would violate applicable law) or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement.  Notwithstanding any other provision of this Agreement, if USBFS has exercised reasonable care in the performance of its duties under this Agreement, the Trust shall indemnify and hold harmless USBFS and its affiliates from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that USBFS or its affiliates may sustain or incur or that may be asserted against USBFS or its affiliates by any person arising out of or related to (X) any action taken or omitted to be taken by it in performing the services hereunder (i) in accordance with the foregoing standards, or (ii) in reliance upon any written or oral instruction provided to USBFS by any duly authorized officer of the Trust, as approved by the Board of Trustees of the Trust, or (Y) the Data, or any information, service, report, analysis or publication derived therefrom, except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement (other than where such compliance would violate applicable law) or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement.  This indemnity shall be a continuing obligation of the Trust, its successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the term “USBFS” shall include USBFS’ directors, officers and employees.

The Trust acknowledges that the Data is intended for use as an aid to institutional investors, registered brokers or professionals of similar sophistication in making informed judgments concerning securities.  The Trust accepts responsibility for, and acknowledges it exercises its own independent judgment in, its selection of the Data, its selection of the use or intended use of such, and any results obtained.  Nothing contained herein shall be deemed to be a waiver of any rights existing under applicable law for the protection of investors.

USBFS and its affiliates shall indemnify and hold the Trust harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that the Trust may sustain or incur or that may be asserted against the Trust by any person arising out of or related to any action taken or omitted to be taken by USBFS or its affiliates as a result of USBFS’ or its affiliates’ refusal or failure to comply with the terms of this Agreement, or from USBFS’ or its affiliates’ bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement.  This indemnity shall be a continuing obligation of USBFS and its affiliates, their successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the term “Trust” shall include the Trust’s trustees, officers and employees.

In the event of a mechanical breakdown or failure of communication or power supplies beyond its reasonable control, USBFS shall take all reasonable steps to minimize service interruptions for any period that such interruption continues.  USBFS shall as promptly as possible under the circumstances notify the Trust in the event of any service interruption that impacts USBFS’ services under this Agreement.  USBFS will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of USBFS as soon as practicable.  USBFS agrees that it shall, at all times, have reasonable business continuity and disaster recovery contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available.  Representatives of the Trust shall be entitled to inspect USBFS’ premises and operating capabilities and the books and records maintained on behalf of the Trust at any time during regular business hours of USBFS, upon reasonable notice to USBFS.  Moreover, USBFS shall provide the Trust, at such times as the Trust may reasonably require, copies of reports rendered by independent accountants on the internal controls and procedures of USBFS relating to the services provided by USBFS under this Agreement.

Notwithstanding the above, USBFS reserves the right to reprocess and correct administrative errors at its own expense.  USBFS shall promptly notify the Trust upon discovery of any administrative error and shall consult with the Trust about the actions it intends to take to correct the error prior to taking such actions.

In no case shall either party be liable to the other for (i) any special, indirect or consequential damages, loss of profits or goodwill (even if advised of the possibility of such); (ii) any delay by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots, or failure beyond its control of transportation or power supply; or (iii) any claim that arose more than one year prior to the institution of suit therefor.

B.
In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification.  The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification.  In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section.  The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor’s prior written consent.

C.	The indemnity and defense provisions set forth in this Section 9 shall indefinitely survive the termination and/or assignment of this Agreement.

D.	If USBFS is acting in another capacity for the Trust pursuant to a separate agreement, nothing herein shall be deemed to relieve USBFS of any of its obligations in such other capacity.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.     Exhibits.

(1)	(a)
Certificate of Trust, dated May 5, 2017, is incorporated by reference to Post-Effective Amendment No. 88 to the Registrant’s Registration Statement on Form N-1A, File No. 033-57986, filed previously on June 30, 2017

(b)
Amended and Restated Agreement and Declaration of Trust, dated August 16, 2024, is incorporated by reference to Post-Effective Amendment No. 114 to the Registrant’s Registration Statement on Form N-1A, File No. 033-57986, filed previously on January 14, 2025 (“PEA No. 114”)

(2)		Amended and Restated By-laws, dated August 16, 2024, is incorporated by reference to PEA No. 114
(3)		Voting trust agreements — not applicable
(4)		Plan of Reorganization and Termination — filed herewith
(5)		Shareholders’ rights are contained in Articles III, IV, VI, VII, IX, X and XI of the Registrant’s Agreement and Declaration of Trust and Articles III, VII and IX of the Registrant’s By-laws
(6)	(a)
Investment Advisory Agreement between Registrant and Carillon Tower Advisers, Inc. (“Carillon Tower”), with respect to Exchange-Traded Funds, dated September 1, 2025, is incorporated by reference to Post-Effective Amendment No. 123 to the Registrant’s Registration Statement on Form N-1A, File No. 033-57986, filed previously on September 12, 2025 (“PEA No. 123”)

(b)
Form of Amended Schedule A to Investment Advisory Agreement between Registrant and Carillon Tower with respect to Exchange-Traded Funds, is incorporated by reference to the Registrant’s Registration Statement on Form N-14, File No. 333-295907, filed previously on May 14, 2026 (the “N-14 Registration Statement”)

	(c)	Subadvisory Agreement between Carillon Tower and Tidal Investments LLC (“Tidal”), dated April 22, 2025, is incorporated by reference to PEA No. 123
	(d)	Form of Amended Schedule A to Subadvisory Agreement between Carillon Tower and Tidal, is incorporated by reference to the N-14 Registration Statement
(e)
Form of Subadvisory Agreement between Carillon Tower and ClariVest Asset Management LLC with respect to RJ ClariVest Capital Appreciation ETF, is incorporated by reference to the N-14 Registration Statement

	(f)	Form of Expense Limitation Agreement between Registrant and Carillon Tower with respect to RJ ClariVest Capital Appreciation ETF, is incorporated by reference to the N-14 Registration Statement
(7)	(a)	Distribution Agreement between Registrant and Quasar Distributors, LLC (“Quasar”), dated February 14, 2025, is incorporated by reference to PEA No. 123
	(b)	Form of Amended Exhibit A to Distribution Agreement between Registrant and Quasar, is incorporated by reference to the N-14 Registration Statement

(8)		Bonus, profit sharing or pension plans — none
(9)	(a)	Custody Agreement between Registrant and U.S. Bank, N.A. (“U.S. Bank”) with respect to Exchange-Traded Funds, dated March 28, 2025, is incorporated by reference to PEA No. 123
	(b)	Form of Amended Exhibit A to Custody Agreement between Registrant and U.S. Bank with respect to Exchange-Traded Funds — filed herewith
(10)		Rule 12b-1 plan or Rule 18f-3 plan – not applicable
(11)		Opinion and consent of counsel, is incorporated by reference to the N-14 Registration Statement
(12)		Opinion of counsel on tax matters — to be filed by subsequent amendment
(13)	(a)
Transfer Agent Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC (“USBFS”), with respect to Exchange-Traded Funds, dated March 28, 2025, is incorporated by reference to PEA No. 123

	(b)	Form of Amended Exhibit A to Transfer Servicing Agreement between Registrant and USBFS with respect to Exchange-Traded Funds, is incorporated by reference to the N-14 Registration Statement
	(c)	Administration Agreement between Registrant and Carillon Tower with respect to Exchange-Traded Funds, dated September 1, 2025, is incorporated by reference to PEA No. 123
	(d)	Form of Amended Schedule A to Administration Agreement between Registrant and Carillon Tower with respect to Exchange-Traded Funds, is incorporated by reference to the N-14 Registration Statement
	(e)	Fund Sub-Administration Servicing Agreement between Carillon and USBFS with respect to Exchange-Traded Funds, dated March 28, 2025, is incorporated by reference to PEA No. 123
(f)
Form of Amended Exhibit A to Fund Sub-Administration Servicing Agreement between Carillon and USBFS with respect to Exchange-Traded Funds, is incorporated by reference to the N-14 Registration Statement

	(g)	Fund Accounting Servicing Agreement between Registrant and USBFS with respect to Exchange-Traded Funds, dated March 28, 2025, is incorporated by reference to PEA No. 123
	(h)	Form of Amended Exhibit A to Fund Accounting Servicing Agreement between Registrant and USBFS with respect to Exchange-Traded Funds, is incorporated by reference to the N-14 Registration Statement
(i)
Securities Lending Agreement between U.S. Bank and Carillon Series Trust, dated May 15, 2019, is incorporated by reference to Post-Effective Amendment No. 98 to the Trust’s Registration Statement on Form N-1A, File No. 033-57986, filed previously on February 27, 2020

(j)
Form of Fund of Funds Investment Agreement among BlackRock ETF Trust, BlackRock ETF Trust II, iShares Trust, iShares, Inc., iShares U.S. ETF Trust and Carillon Series Trust is incorporated by reference to Post-Effective Amendment No. 104 to the Registrant’s Registration Statement on Form N-1A, File No. 033-57986, filed previously on February 25, 2022

	(k)	Form of Authorized Participant Agreement, is incorporated by reference to PEA No. 123
(14)		Consent of Independent Registered Certified Public Accounting Firm, is incorporated by reference to the N-14 Registration Statement
(15)		Financial statements omitted from information statement/prospectus — none
(16)		Powers of Attorney, dated April 27, 2026, is incorporated by reference to the N-14 Registration Statement
(17)		Other Exhibits — none
(18)		Filing fee tables — not applicable
___________________________
Item 17.     Undertakings

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)  The undersigned registrant undertakes to file an opinion of counsel supporting the tax matters and consequences to shareholders discussed in the information statement/prospectus in a post-effective amendment to this Registration Statement.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended (“1933 Act”), the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Petersburg and the State of Florida, on the 23rd day of June, 2026.
CARILLON SERIES TRUST

By:	/s/ Susan L. Walzer
Susan L. Walzer
President & Principal Executive Officer
Pursuant to the requirements of the 1933 Act, this Registration Statement on Form N-14 has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Susan L. Walzer Susan L. Walzer	President & Principal Executive Officer	June 23, 2026
/s/ Deborah L. Talbot* Deborah L. Talbot	Board Chair	June 23, 2026
/s/ Camille Alexander* Camille Alexander	Trustee	June 23, 2026
/s/ John Carter* John Carter	Trustee	June 23, 2026
/s/ Liana Marante* Liana Marante	Trustee	June 23, 2026
/s/ Arvind Rajan* Arvind Rajan	Trustee	June 23, 2026
/s/ Christopher Staples* Christopher Staples	Trustee	June 23, 2026
/s/ Scott Weiner* Scott Weiner	Trustee	June 23, 2026
/s/ Carolyn K. Gill Carolyn K. Gill	Principal Financial Officer & Treasurer	June 23, 2026
*By: /s/ Susan L. Walzer Susan L. Walzer Attorney-In-Fact

EXHIBIT INDEX
Exhibit	Description
EX-99.(4)	Plan of Reorganization and Termination

EX-99.(9)(b)	Form of Amended Exhibit A to Custody Agreement between Registrant and U.S. Bank with respect to Exchange-Traded Funds